1(650) 320-1884

robertclaassen@paulhastings.com

May 9, 2012	76553.00017

VIA EDGAR AND UPS OVERNIGHT

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	Vermillion, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 25, 2012
File No. 1-34810

Dear Ms. Kim:

On behalf of Vermillion, Inc. (the “Company”), reference is hereby made to the letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2012, to the Company with respect to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission via its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) on April 25, 2012 (the “Preliminary Proxy Statement”). The Company hereby responds to the Comment Letter as set forth below. The Company has also amended its Preliminary Proxy Statement to include additional disclosures as requested by the Staff (“Amendment No. 1 to the Preliminary Proxy Statement”). This response letter and the Amendment No. 1 to the Preliminary Proxy Statement are being transmitted for filing with the Commission via EDGAR on the date hereof.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter. Text from the Comment Letter is incorporated herein for convenience in italics.

Schedule 14A

General

1.	Please revise to include a background discussion of the contacts between the participants and the issuer during the time leading up to the current proxy solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

In response to the Staff’s comment, the Company has included additional information as requested on pages 5 and 6 of Amendment No. 1 to the Preliminary Proxy Statement.

Securities and Exchange Commission

May 9, 2012

Solicitation of Proxies, page 1

2.	We note that proxies may be solicited personally or by electronic or regular mail, by telephone, by facsimile, or press releases. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In this regard, we note that the Vermillion press release on April 27, 2012 regarding the nomination of Mr. Sohmer was not filed on EDGAR and did not contain the required legend. Refer to Rule 14a- 12(a)(1)(ii) and (b). Please file all written soliciting materials and confirm your understanding in your response letter.

The Company hereby confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. In response to the Staff’s comment to the Vermillion press release dated April 27, 2012 regarding the nomination of Dr. Sohmer, on May 4, 2012, the Company filed with the Commission via EDGAR a Current Report on Form 8-K dated May 5, 2012 with the above-mentioned press release attached thereto as Exhibit 99.1.

Additionally, the Company hereby confirms its understanding that any solicitations made before furnishing security holders with a proxy statement meeting the requirements of Rule 14a-3(a) must include (1) the identity of the participants in the solicitation and a prominent legend in clear, plain language advising security holders where they can obtain information regarding the participants’ direct or indirect interests, by security holdings or otherwise, and (2) a prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The Company hereby confirms its understanding that the legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission’s web site and describe which documents are available for free from the participants.

Proposal One—Election of Directors, page 5

3.	We note that you reserve the right to vote for unidentified substitute nominees. Please confirm for us that should you identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Company hereby confirms its understanding that should the Company identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4.	We note that Vermillion believes that Mr. Sohmer is an “independent investor representative.” Please disclose whether Mr. Sohmer is independent as defined under the Nasdaq listing rules.

After a review of all relevant transactions or relationships between Dr. Sohmer and any of his family members, on the one hand, and the Company, the Company’s senior management and the Company’s

Securities and Exchange Commission

May 9, 2012

current and immediately prior independent registered public accounting firms, on the other hand, the Board has affirmatively determined that Dr. Sohmer is independent, as the term is currently defined under NASDAQ Listing Rule 5605(a)(2). In response to the Staff’s comment, the Company has included additional disclosure on page 11 of Amendment No. 1 to the Preliminary Proxy Statement to clarify that the Board has affirmatively determined that Dr. Sohmer is independent, as the term is currently defined under NASDAQ Listing Rule 5605(a)(2).

Compensation Discussion and Analysis, page 16

5.	Please revise to include the disclosure required by Item 402(t) of Regulation S-K. Refer to Item 5(b)(3) of Schedule 14A.

Item 402(t) of Regulation S-K provides in relevant part that disclosure is required by such Item only “[i]n connection with any proxy or consent solicitation material providing the disclosure required by section 14A(b)(1) of the Exchange Act or any proxy or consent solicitation that includes disclosure under Item 14 of Schedule 14A pursuant to Note A of Schedule 14A …” (United States Code citations removed).

Section 14A(b)(1) of the Exchange Act provides in relevant part that disclosure is required by such subsection only “[i]n any proxy or consent solicitation material … for a meeting of the shareholders … at which shareholders are asked to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all the assets of an issuer …”.

Paragraph (a) of Item 14 of Schedule 14A provides in relevant part that disclosure is required to be provided for such Item only “[i]f action is to be taken with respect to any of the following transactions …: (1) A merger or consolidation; (2) An acquisition of securities of another person; (3) An acquisition of any other going business or the assets of a going business; (4) A sale or other transfer of all or any substantial part of assets; or (5) A liquidation or dissolution.”

At the 2012 annual meeting of stockholders of the Company, the shareholders of the Company will not be “asked to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all the assets of” and no “action is to be taken with respect to any of the following transactions …: (1) A merger or consolidation; (2) An acquisition of securities of another person; (3) An acquisition of any other going business or the assets of a going business; (4) A sale or other transfer of all or any substantial part of assets; or (5) A liquidation or dissolution.” Therefore the Company respectfully believes that no disclosure is required to be made in the Preliminary Proxy Statement by Item 402(t) of Regulation S-K, and the Company has not made any such disclosure in Amendment No. 1 to the Preliminary Proxy Statement.

*        *        *         *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

May 9, 2012

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (650) 320-1800.

Sincerely yours,

/s/ Robert A. Claassen

Robert A. Claassen

of PAUL HASTINGS LLP

Enclosure

cc:	Eric J. Schoen, Chief Accounting Officer, Vermillion, Inc.